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                                                                    EXHIBIT 18.1

May 12, 2003


Tod C. Holmes
Senior Vice President and Chief Financial Officer
Republic Services, Inc.
110 SE 6th Street, 28th Floor
Fort Lauderdale, FL  33301

Dear Sir:

Note 1 of Notes to the condensed consolidated financial statements of Republic Services, Inc. included in its Form 10-Q for the three months ended March 31, 2003 describes a change in the method of accounting for methane gas collection systems associated with landfills from capitalizing such systems when installed and depreciating them over their estimated useful lives to including the cost of the gas systems in the total expected investment in landfills and amortizing these costs on a units of consumption basis over the total productive capacity of the landfill. There are no authoritative criteria for determining a preferable method of accounting for landfill methane gas collections systems based on the particular circumstances; however, we conclude that such change in the method of accounting for landfill methane gas collection is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepting auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 2002, and therefore we do not express any opinion on any financial statements of Republic Services, Inc. subsequent to that date.

                                          Very truly yours,



                                          /s/ Ernst & Young LLP
                                          -------------------------------------
                                          Fort Lauderdale, Florida